Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amended Registration Statement on Form S-1/A of our audit report dated March 31, 2021, with respect to the consolidated balance sheets of Acquired Sales Corp. as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the years then ended, appearing in the Annual Report on Form 10-K for the year December 31, 2020. Our report dated March 31, 2021, relating to aforementioned consolidated financial statements, includes an emphasis paragraph relating to substantial doubt as to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

June 1, 2021